February 9, 2026

Scott Plesha
Chief Executive Officer
Pelthos Therapeutics Inc.
4020 Stirrup Creek Drive, Suite 110
Durham, NC 27703

        Re: Pelthos Therapeutics Inc.
            Registration Statement on Form S-3
            Filed February 2, 2026
            File No. 333-293133
Dear Scott Plesha:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Charles E. Chambers Jr., Esq.